SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  Commission file number 1-4347

                  A. Full title of the plan and address of the plan, if
                     different from that of the issuer named below:

                     Rogers Employee Savings and Investment Plan

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Rogers Corporation
                     P.O. Box 188
                     One Technology Drive
                     Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements
--------------------

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 Statements of Changes in Assets Available for Benefits for each of the years ended December 31, 2003 and 2002 Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibit
-------

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                              ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                              /s/ James M. Rutledge
                              ---------------------
                              James M. Rutledge
                              Vice President Finance, Chief Financial Officer
                                and Treasurer of Rogers Corporation
June 14, 2004

Audited Financial Statements

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

December 31, 2003



Report of Ernst & Young LLP, Independent Registered Public Accounting Firm.................................1
Statements of Net Assets Available for Benefits............................................................2
Statements of Changes in Net Assets Available for Benefits.................................................3
Notes to Financial Statements..............................................................................4
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............................................10

   REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Rogers Employee Savings and
  Investment Plan Committee and Participants
Rogers Corporation


We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               ERNST & YOUNG LLP


Boston, Massachusetts
May 10, 2004

                   Rogers Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits



                                                                                                December 31
                                                                                         2003                 2002
                                                                                 ------------------------------------------
Assets:

Investments (Note C):
   At fair value                                                                        $38,770,363          $24,595,402
   At contract value                                                                     24,412,531           24,141,644
Participant notes receivable                                                              1,194,904            1,163,753
                                                                                 ------------------------------------------
Net assets available for benefits                                                       $64,377,798          $49,900,799
                                                                                 ==========================================


See notes to financial statements.



                   Rogers Employee Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                                                Year ended December 31
                                                                                                2003                2002
                                                                                        ----------------------------------------
Additions:
 Interest                                                                                        $834,777           $1,149,780
 Net appreciation in fair value of investments (Note C)                                        14,084,113                   --
                                                                                        ----------------------------------------
                                                                                               14,918,890            1,149,780

Contributions:
   Participant                                                                                  3,350,755            3,577,383
   Employer                                                                                       656,339              813,485
   Rollovers                                                                                      166,445               46,069
                                                                                        ----------------------------------------
                                                                                                4,173,539            4,436,937
                                                                                        ----------------------------------------
Total additions                                                                                19,092,429            5,586,717
                                                                                        ----------------------------------------

Deductions:
Distributions to participants                                                                   4,597,180            2,599,293
Net depreciation in fair value of investments (Note C)                                                 --            7,090,027
Administrative expenses                                                                            18,250                5,893
                                                                                        ----------------------------------------
Total deductions                                                                                4,615,430            9,695,213
                                                                                        ----------------------------------------
Net increase (decrease)                                                                        14,476,999           (4,108,496)

Net assets available for benefits:
   Beginning of year                                                                           49,900,799           54,009,295
                                                                                        ----------------------------------------
   End of year                                                                                $64,377,798          $49,900,799
                                                                                        ========================================


See notes to financial statements.


                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                     Years Ended December 31, 2003 and 2002


NOTE A--DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants may contribute up to the lesser of $12,000 in 2003 and $11,000 in 2002 or their annual compensation less FICA taxes in 2003 and 18% of their annual compensation in 2002.

All participants, except those in collective bargaining units, are eligible to receive matching Company contributions. The Company may contribute any factor from 0% to 50% of each participant's contribution, as determined by the Board of Directors. The Company contributed 50% of the first 5% of each participant's annual compensation in 2003 and 2002. All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and to the extent a participant is not eligible for retirement he or she is vested as to the Company's contributions at 25% after two years of continuous service, increased by 25% for each additional year of continuous service up to 100%. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)


NOTE A--DESCRIPTION OF THE PLAN (continued)

Forfeitures used to offset company contributions and administrative expenses were $126,434 and $15,275 during 2003 and 2002, respectively. The forfeiture balance at December 31, 2003 and 2002, was $3,135 and $62,163, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

Valuation of Investments

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

The investment in CIGNA's Guaranteed Long-Term Fund is valued at contract value as estimated by CIGNA, which approximates market. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay termination benefits, in-service withdrawals, and to pay for the insurance company's administrative expenses. The interest rate for CIGNA's guaranteed long-term fund is determined twice a year and is guaranteed not to change for six months. The average interest rate was 3.10% for 2003 and 4.58% for 2002. The average crediting interest rate was 3.70% for 2003 and 5.28% in 2002.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)



NOTE B--SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by Rogers Corporation.

Reclassification

Certain amounts in 2002 have been reclassified to conform to the 2003 presentation.

NOTE C--INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                                       December 31
                                                                                                2003                 2002
                                                                                        ------------------------------------------

CIGNA Charter Guaranteed Long-Term Fund                                                       $24,412,531          $24,141,644

Fidelity Equity-Income II Account                                                               6,496,401            4,644,072

Rogers Stock Fund                                                                              18,203,242           10,668,065

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)

NOTE C--INVESTMENTS (continued)

During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                               2003                 2002
                                                                                       ------------------------------------------

           Pooled Separate Accounts                                                           $4,467,146          $(3,369,438)
           Rogers Stock Fund                                                                   9,616,967           (3,720,589)
                                                                                       ------------------------------------------
                                                                                             $14,084,113          $(7,090,027)
                                                                                       ==========================================

NOTE D--TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2003 and 2002, the Plan entered into the following transactions with parties-in-interest:

                                                                        2003                                   2002
                                                        ----------------------------------------------------------------------------
                                                              Shares              Amount                 Shares       Amount
                                                        ----------------------------------------------------------------------------
Rogers Corporation:
Purchases of capital stock                                       61,777.534   $1,898,234                 95,238.813  $2,437,101
Sales of capital stock, at market value                         128,656.293    3,980,024                 67,832.729   1,837,220


NOTE E--RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE F--INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the IRC to maintain its qualification. The RESIP Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE G--SUBSEQUENT EVENTS

Effective January 1, 2004, the Durel Corporation Voluntary Investment Plan was merged into the Rogers Employee Savings and Investment Plan. All participants employed by Durel immediately prior to Durel's becoming a wholly owned subsidiary of Rogers Corporation in 2003, will be credited with their entire period of service with Durel, and any predecessor entity in interest thereof, for purposes of determining the employee's vesting service.

On April 1, 2004, Prudential Financial, Inc. (Prudential) completed an acquisition of the retirement business of CIGNA Corporation. As a result of this transaction, the Plan's recordkeeper and custodian functions are now being performed by businesses controlled by or affiliated with Prudential.

                              Supplemental Schedule

          SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                         EIN NO: 06-0513860 PLAN NO: 006
                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                December 31, 2003


                                                                            Description of Invest-
                                                                            ment Including Maturity
                             Identity of Issue                              Date, Rate of Interest,            Current
                                or Borrower                                  Par or Maturity Value              Value
                  -----------------------------------------------------------------------------------------------------------
                  Equity Funds
                  ------------

                  CIGNA Pooled Separate Accounts:*

                    SA-FTF - Small Cap Growth/TimesSquare             109,922.985 units of participation       $   1,842,191

                    SA-55P - Fidelity Equity-Income II Account        131,837.512 units of participation           6,496,401

                    SA-55DZ  - Janus Adviser Balanced Account         10,907.381 units of participation              298,200

                    SA-B - S&P 500 Index Account                      47,364.479 units of participation            2,758,158

                    SA-55EV - Janus Worldwide Account                 44,888.293 units of participation            2,285,712

                    SA-CG - Large Cap Growth/Goldman Sachs            118,022.778 units of participation           1,170,604

                    SA-MCG - Mid Cap Blend/Cadence                    75,086.543 units of participation              846,948

                    SA-MV1 - Mid Cap Value/Wellington Mgmt            101,422.639 units of participation           1,455,248

                    SA-55E2 - International Equity
                           Account/Lazard                             27,173.449 units of participation              441,646

                    SA-BSC - Small Cap Value/Perkins                  86,424.689 units of participation            1,712,989
                             Wolf McDonnell

                    SA-MG1 - Mid Cap Growth/Artisan Partners          69,462.205 units of participation              612,388

                    SA-L1A - CIGNA Lifetime 20                        4,210.619 units of participation                52,483

                    SA-L2A - CIGNA Lifetime 30                        3,592.417 units of participation                45,502

                    SA-L3A - CIGNA Lifetime 40                        29,384.037 units of participation              368,433

                    SA-L4A - CIGNA Lifetime 50                        5,716.114 units of participation                72,966

                    SA-L5A - CIGNA Lifetime 60                        8,141.690 units of participation               107,252
                                                                                                          -------------------
                                                                                                                  20,567,121
                  Fixed Income Fund
                  -----------------

                   CIGNA Charter Guaranteed Long-Term Fund*           580,997.176 units of participation          24,412,531

                  Rogers Stock Fund
                  -----------------

                      Rogers Corporation* - Common Stock              412,584.824 shares                          18,203,242

                  Loan Fund                                           Participant loans, interest from
                  ----------------------------------------
                    Participant loans *                               4.50% to 10.0%                               1,194,904
                                                                                                          -------------------
                                                                                                               $  64,377,798
                                                                                                          ===================

                  * Indicates party-in-interest to the Plan.